Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File Number for Registration Statement

on Form S-4: 333-152781

FORWARD-LOOKING STATEMENTS

This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge and Corn Products, and the anticipated consequences and benefits of the transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products.  Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below.  Risks and uncertainties relating to the proposed merger include:  required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

ADDITIONAL INFORMATION

This material is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Bunge and Corn Products have filed or will file with the SEC in connection with the proposed merger.  Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Bunge or Corn Products, including the definitive joint proxy statement/prospectus when it becomes available, because they contain or will contain important information.  The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, New York 10606, Attention: Investor Relations, and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154, Attention: Investor Relations.

Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger.  Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K.  Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K.  Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.

Event ID:   1979883

Culture:   en-US

Event Name: Q3 2008 Bunge Limited Earnings Conference Call

Event Date: 2008-10-23T14:00:00 UTC

******************************************************

Notes:

Converted From Text Transcript

Event ID: 1979883

C: Mark Haden;Bunge Limited;IR

C: Alberto Weisser;Bunge Limited;Chairman & CEO

C: Jackie Fouse;Bunge Limited;CFO

P: Christine McCracken;Cleveland Research Company;Analyst

P: Christina McGlone;Deutsche Bank;Analyst

P: Ken Zaslow;BMO Capital Markets;Analyst

P: Robert Moskow;Credit Suisse;Analyst

P: David Driscoll;Citi Investment Research;Analyst

P: Diane Geissler;Merrill Lynch;Analyst

P: Vincent Andrews;Morgan Stanley;Analyst

P: Chris Bledsoe;Barclays;Analyst

******************************************************

C: Mark Haden;Bunge Limited;IR

C: Alberto Weisser;Bunge Limited;Chairman & CEO

C: Jackie Fouse;Bunge Limited;CFO

P: Christine McCracken;Cleveland Research Company;Analyst

P: Christina McGlone;Deutsche Bank;Analyst

P: Ken Zaslow;BMO Capital Markets;Analyst

P: Robert Moskow;Credit Suisse;Analyst

P: David Driscoll;CitiInvestment Research;Analyst

P: Diane Geissler;Merrill Lynch;Analyst

P: Vincent Andrews;Morgan Stanley;Analyst

P: Chris Bledsoe;Barclays;Analyst

P: Operator;;

+++ presentation

Operator: Good day ladies and gentlemen and welcome to today’s Bunge Limited Third Quarter Conference call. (Operator Instructions) At this time for opening remarks and introductions, I’d like to turn the conference over to Mr. Mark Haden. Please go ahead, sir.

Mark Haden: Thank you, Sara. And thank you everyone for joining us this morning. Welcome to Bunge Limited’s Third Quarter 2008 Earnings Conference call. Before we get started I wanted to inform those of you who may not have seen it in the press release this morning that we have prepared a slide presentation to accompany our discussion of the third quarter results. It can be found in the Investor Information section of our website, www.bunge.com, under Investor Presentations.

Reconciliations of non-GAAP measures disclosed orally on this conference call to the most directly comparable GAAP financial measure are posted on our website in the Investor Information section.

I’d like to direct you to slide two and remind you that today’s presentation includes forward-looking statements that reflect Bunge’s current views with respect to future events, financial performance and industry conditions. These forward-looking statements are subject to various risks and uncertainties. Bunge has provided additional information in its reports on file with the SEC concerning factors that could cause actual results to differ materially from those contained in this presentation and encourages you to review these factors.

Participating on the call this morning to discuss our third quarter results are Alberto Weisser, Bunge’s Chairman and CEO, and Jackie Fouse, Bunge’s Chief Financial Officer. And now I will turn the call over to Alberto.

Alberto Weisser: Good morning everyone. The third quarter was a volatile time in the global agribusiness and food markets, but the Bunge team managed through the period with skill. We head toward the end of 2008 with a solid liquidity position and continued expectations for strong full year results. I am proud of our team’s efforts and accomplishments in this record year.

Current market conditions are clearly different than the extraordinary ones experienced in the first half of the year. When compared to the first two quarters, recent results have been pressured by softer demand for feed inputs and slower farmer selling in certain regions as well as reduced fertilizer sales in Brazil.

There is weaker overall demand from livestock companies in the U.S. and the soy complex is feeling some pressure from the substitution of feed wheat for soymeal in Europe. At the same time, however, soymeal demand is growing in Asia and Brazil and USDA forecasts overall demand for soybean meal to grow by 2% next year. Larger wheat harvests in Eastern Europe have created export opportunities for Ukraine and Russia.

As the first nine months of 2008 demonstrate, our industry is dynamic, so it’s important to view today’s weaker market environment in a broader context. Conditions change and value shifts from region to region, product to product and up and down the production chain as the market adjusts to new conditions via its normal functions.

Underneath this change there are basic and steady fundamentals that will continue to generate compelling growth. World population and living standards in developing economies continue to rise and non-food uses for agriculture commodities are expected to increase. These factors will contribute to a rebound in overall demand.

At the same time, any stocks of agriculture commodities remain below historic norms which will encourage the markets to maintain commodity prices at levels that provide incentives to farmers to plant larger areas and buy the nutrients necessary to generate higher crop yields.

What we believe is important is to be global and to have a global view of the market, to have a broad product portfolio and to be integrated from farm to consumer so as to capture efficiencies. These qualities provide a competitive advantage over regional or single value chain companies and Bunge has them.

We have two global strategies for growth. The first is to invest in our core businesses. One example is our purchase of a 50% stake in the Phu My Port in Vietnam. Since 2004, Bunge has had exclusive rights to ship agricultural commodities through the Port and now we will be able to expand the Port’s capacity and accelerate the growth of our business in this attractive market.

Another example is our recent purchase of a wheat mill and distribution centers in Brazil, which will enable us to better serve bakery customers in that country.

Our second growth strategy is to invest in complementary value chains such as sugar, which is a promising market in which we can leverage our expertise. In September we purchased a majority stake in a second sugar cane mill in Brazil, which we plan to expand.

We also entered into joint ventures with the Japanese firm Itochu, to develop sugar and sugar-based ethanol opportunities in the country. Together we will complete the expansion of the Santa Juliana mill and develop a new greenfield mill. The three projects should reach full annual capacity of over 12 million metric tons of sugar cane in the aggregate within four years.

Since the announcement of the merger, Corn Products and Bunge have been engaged in preparations for the integration of our two companies. Bunge and Corn Products currently anticipate that the special shareholders meeting of both companies will be held in mid to late December rather than November as previously anticipated. We are disappointed in the performance of the stock prices of the two companies, but Bunge’s belief in the strategic rationale for the merger is unchanged.

Now I would like to turn the call over to Jackie, who will take you through the third quarter results and outlook.

Jackie Fouse: Good morning everyone. Thank you for being on the call. We go to slide three of the webcast slides and look at some highlights from the income statements. Overall, Bunge produced a solid Q3 result in a volatile market environment.

With respect to the quarter, having come off a very strong Q2, we saw the impact of a shift in profits, notably for fertilizer, into the first half of the year and we are seeing some additional shifts into Q4 for both fertilizer and agribusiness.

For fertilizer, under the uncertain environment with currency and commodity price volatility as well as tight credit conditions, farmers are being cautious and delaying purchases and we are managing our credit risk very carefully.

For agribusiness, we see slower selling by farmers in the U.S. and Brazil and some impact from the delayed harvest in the U.S. And we’ll talk a bit more about the segment results in just a moment. Q3 was also impacted by about $215 million of negative currency impact on fertilizer, U.S. dollar financing for inventories which will be recovered in future periods as the inventory is sold.

All this being said, we see a solid quarter in Q4, we’ve posted record profits for the nine months and we’ll post record profits for the year. What we’ve seen this year in terms of how the business has developed serves as an excellent reminder of why we have to look at our results on an annual basis. Now on the next slide I will talk about the effective tax rate.

Effective tax rate remains in our guidance range of 24% to 28% but has moved to the lower end due primarily to a shift in taxable income from higher tax jurisdictions to lower ones, partly impacted by the impact of the weaker Brazilian real.

In the quarter we also had a $15 million Hungarian tax credit. Seems like not a huge number, but it makes 5 percentage points on the net income or on the pre-tax profit of the quarter.

Looking now at the segment results on slide five, with respect to agribusiness, oilseed processing margins remain good but were offset by lower volumes, especially in the soy complex. Softseeds in Europe and Canada performed especially well.

Origination margins are somewhat off recent highs as the uncertain environment is causing farmers to delay selling and distribution margins are also a little off as customers are monitoring the evolution of prices before making purchasing decisions.

For the effect of fertilizer, we saw lower volumes in the quarter than previously expected. This comes about because of the accelerated purchases in the first half of the year and, as already said, also related to farmers under the current volatile environment waiting as they are making their fertilizer purchasing decisions currently.

We are also continuing to keep credit tight and hold margins as we manage the risks.

I already spoke about the impact of FX on fertilizer. When we look at the most recent end numbers, volume now for the retail sector looks like it will be flat for the year and we expect to be somewhat lower than that due to our credit policies.

On the food products side, edible oils was impacted in the quarter by higher priced crude oil inventory as prices in the market declined and we expect this to work its way through over the coming months and to have some recovery there in the future.

Looking at some balance sheet statistics on slide six, we’ve managed through the current financial market turmoil well with a strengthening balance sheet. We saw significant declines in the quarter especially versus the end of June in operating working capital as commodity prices fell and we continue to manage working capital efficiently.

Our cash cycle has come down about three days since the end of 2007 and about six days in the year-over-year comparison since September of last year. Shareholders’ equity is up $800 million since 12/31/07.

Turning to slide seven, this is just graphically depicted as we continue to manage the growth of the business very prudently, our debt continues to grow slower than working capital and shareholders’ equity continues to grow faster than debt.

With respect to cash flow for the quarter and the nine months, on slide eight, we have very strong funds from operations driven by the profit performance both for the quarter and the year-to-date.

As I spoke about already, we have a significant decline in working capital in the quarter and this leads us to strong cash flow from operations generation both for the quarter and for the nine months year-to-date. In addition, after CapEx and dividends our net retained cash flow is also positive.

On slide nine, some information on liquidity that we think is important to highlight especially in the current financial market environment. All of our committed credit lines are undrawn as of the 30th of September. Total liquidity from this source of funds is $3.7 billion. You can see the details of those on the slide. We have cash of about $1.5 billion as of the end of the quarter of which roughly half is Fosfertil.

During the quarter, again in a difficult environment, we raised new facilities totaling about $570 million and we consider this to go towards refinancing our December bonds’ maturity. These are term loan facilities.

With respect to other maturities, we’ve begun the marketing for our November revolving credit facility roll-over. That marketing is going well and we expect a good outcome on that transaction.

Looking at the remainder of the year and the 2008 full year outlook, we have maintained our full year earnings guidance of $11.60 to $11.90 per share. Agribusiness should benefit from the harvest in the northern hemisphere and we expect them to produce a solid result for the quarter. Fertilizer fundamentals also should remain strong though we are now anticipating some moderation in volumes versus what we expected before as we are controlling credit and as farmers are taking their time to make their buying decisions.

As I already mentioned, we expect a portion of the FX loss in fertilizer that was reported in the third quarter to be recovered as those inventories are sold over the coming months. We also anticipate that food products results will improve due to lower raw material costs and as we work through the crude oil inventory that we had in Q3.

On slide 11 we are giving you some information with respect to an earnings baseline concept. In terms of how we look at our business model, we thought it would be useful to give this reference point, a theoretical framework related to return on invested capital which is independent of earnings guidance but translatable into an EPS baseline number. We think it’s particularly important to remember this way of looking at our business model, especially when the environment is volatile.

As you have heard us say many times in the past, our annual return on invested capital target is a minimum of 2 percentage points above the weighted average cost of capital and this target is an important performance measure for Bunge.

As you can see on slide 11, our ROIC has been quite stable every year since our IPO and it has exceeded WACC. We currently estimate our WACC at about 8.5% which would give us an implied baseline target ROIC of 10.5% for 2008 and that translates into an EPS baseline of about $7.50.

Because of the above average performance in both agribusiness and fertilizer this year, our results are on track to produce record profits and returns that are 5 to 6 percentage points above weighted average cost of capital and clearly above the baseline target.

So when we think about our faded long-term target, constant annual growth rate and EPS of 10% to 12% per year we think about it as growth in baseline profits linked back to our return on invested capital target. And with that, on slide 12, we remind you of that average EPS growth of 10% to 12% per year range which we continue to see as very doable. Again, it’s an average. It could be a little higher, a little lower, any given year, but we are holding that range and we remind you of the average annual growth that we would expect over the next five years in our business segment, volume of 6% to 8% agribusiness, 5% to 7% in fertilizer and 3% to 5% in food products.

With that, we will open the call up to questions and answers. Thank you very much.

+++ q-and-a

Operator: Thank you. (Operator Instructions) Christine McCracken, Cleveland Research Company.

Christine McCracken: Alberto, can you talk about the current credit situation in Brazil and what gives you the confidence at this point that the farmers are going to come back in and buy fertilizer and plant crops? This year, especially given the drop in commodity prices?

Alberto Weisser: The environment is — there are two components that show that the environment is different for the farmer. One is that the farmer is a little bit unsure by so many moving parts. So on one side the real is weakening which is extremely positive for the farmer, but also for us, and at the same time that means that the input costs are also going up and some commodity prices have come down in prices.

So as these movements have been quite strong, the farmer has been a little bit unsure when to move so it’s delaying it to the last minute. But net-net, this is positive for the farmer because the income line is dollarized and this is going up and the inputs which are also dollarized but are in a small amount are lower, so the farmer is in a better position to decide now to buy and lock in the sales.

Now on the credit side, it is tougher. The input companies like us and others are much more reluctant in giving credit but this has been picked up first by banks and more recently also by money funded from the government through the banks and especially Banco do Brasil. So the credit situation or the liquidity is much less than it was before but it’s moving.

The fertilizer sales are, if I’m not mistaken, based on ANDA something like 4% up versus last year and the new expectation from ANDA is that it will be flat vis-a-vis last year. So it is a sign that it’s moving not as fast as we originally thought, but it’s moving.

Christine McCracken: But what’s the risk, though, if you listen to some of your competitors that have been really aggressive with expectations and they’ve recently kind of backed off the growth expectations for Brazil, why do you believe that farmers won’t cut back on input use dramatically at this point?

Alberto Weisser: I’m more optimistic because you have to remember that the break-even cost has come down for the farmer. The last number I saw was at $9.80 per bushel for soybeans in Mato Grosso and for Parana, we always give — only gave Mato Grosso but in Parana which is closer to the coast is at $6.50. So with this much weaker real, the profitability for the farmer is going really up. So the farmers would like to plant much more if they would have more access to credit.

So if you — my view at this — this is a very healthy environment. This is going to be very positive also for next year. A weaker real and weaker production — there was going to be expansion — there’s room for expansion next year. So I see the environment today quite positive. It might have been better if we would have seen a higher volume, but I think it is a healthy environment. The whole structure is much healthier and I like the fact that we are not going to see a major expansion in production because it makes it better for ‘09, better for ‘10.

You remember that we had this excessive expansion in ‘04 and that created a problem in ‘05. So, personally, as a seller of inputs to the farmers I’m happy the way the situation is going at the moment.

Christine McCracken: I’ll leave it there. Thank you.

Alberto Weisser: Thank you.

Operator: Christina McGlone, Deutsche Bank.

Christina McGlone: Alberto, just touching on agribusiness, part of the weakness in volumes seem to be more on the supply side so farmers not giving up beans and the delayed harvest and maybe the fact that the U.S. was sort of out of beans because we had to make up for Argentina earlier in the year. Can you talk about now that the harvest is nearing completion and you are able to get the beans, how do you expect results to trend given the demand outlook?

Alberto Weisser: It’s on both sides, Christina. It’s both on the demand side and also on the supply, so the supply has been a little bit delayed in the U.S. Also, because the harvest has come in a little bit later and so that’s why our grain origination business didn’t do the movement we normally do but it will shift to the fourth quarter.

And from Brazil, the farmer just was sitting also the same way as he was - or she - for the decision on inputs. It was also thinking about what’s the right movement to do on sales of grain. So it’s difficult to say how much is from origination and how much is from demand.

On the demand side it was weaker in U.S. The livestock industry reduced it. There was more sale in the first half of the year so there was over production of livestock of meat and now they are pulling a little bit back so let’s call it — there was a shift, also, from the second half to the first. And we have to remember also we had two weak years in the past of wheat, and therefore we picked up some feed wheat customers and sold soybean meal to them and as the wheat production was good this year in the northern hemisphere, both in Europe and in the United States, so we are giving some business back to the feed wheat industry. That’s why both sides have been a little bit weaker. But that’s what we call short-lived or short-term. This for us is something like, perhaps, maximum six months and then the demand should be picking up again and that’s also one of the reasons probably USDA is expecting that soybean meal demand will be up next year by 2%.

Christina McGlone: And on the fertilizer side, can you talk about if the pipeline, the amount of inventory in the whole industry and if import parity is holding? And then also October is such a key month for sales. How are October fertilizer volumes?

Alberto Weisser: The inventory is good. It’s probably a little bit on the high side and so by the end of the year we probably are going to have a little bit more inventory than we planned but different than 2005. Nobody is really discounting it and selling it, so I expect the volume to be in line with what ANDA is saying flat vis-a-vis last year so it will flow, but slowly and carefully.

We also have to remember that much of the soybean and corn fertilizer was sold in the first half so it’s a little bit, from a volume point of view, a little bit worse. It’s early to say. You know they are always going up. I saw it this morning, it was devalued again. So the farmers are trying to cut it very, very close to the last moment because it’s all in their favor because the weak real goes directly to their bottom line. It’s all the income.

Christina McGlone: So it sounds like import parity is holding?

Alberto Weisser: It’s holding very well. So that is why the hedge to our funding, it’s perfect. We are being able to charge the prices we need so the hedge is working perfectly and the international prices have come a little bit down. But because of the devaluation — so the impact is less there.

Christina McGlone: And last question, how should we think about the safrina? My sense is that planted acreage would be down and fertilizer intensity would be down in a big way. Can you give any color on that?

Alberto Weisser: It’s a little bit early to say because it depends also exactly how this planting goes, how the crop goes, what the intentions are in the U.S. to plant corn. I think it is a little bit early.

Christina McGlone: Thank you.

Alberto Weisser: Thank you, Christine.

Operator: Ken Zaslow, BMO Capital Markets.

Ken Zaslow: Couple of questions, one is how much can a weaker real offset — or how much could it offset lower fertilizer prices in 2009? Can you give us the sensitivity here?

Alberto Weisser: I don’t know what you mean by offset.

Ken Zaslow: If fertilizer prices come down and the real weakens, what’s the relative sensitivity to each other?

Alberto Weisser: Let me answer, perhaps, in a different way. I would say that all the income of the farmer is in dollars. So a 30% devaluation is a 30% increase in net sales. And 60% of the input cost of the farmer is in dollars. The farmer’s margin is expanding very nicely. So the farmers are smiling with this devaluation.

And it’s not much different also for Bunge. I think, probably, if you add fertilizer and one-third of our agribusiness is in Brazil or, not one-third, but around 20% let’s say — a little bit less than 20%, 45% of all costs in Bunge are in Brazil. So this has a positive impact on us, as well.

Ken Zaslow: So a 10% move in, call it the Brazilian real, has what impact to Bunge’s earnings in 2009?

Alberto Weisser: It’s a little bit early to say but it’s clearly an upside. When you remember ‘02, ‘03, there is a clear upside for that. We didn’t quantify it because these devaluations are too much and I don’t know if they are sustainable. So, when we do our budget we don’t count on it because we have to be very careful with the cost. We have seen how strong it has gotten but there is upside. There is — when you remember ‘02, ‘03, there is significant upside.

Jackie Fouse: Well, Ken - it’s Jackie - it’s not a direct relationship where you can do it exactly like that. It depends how the currency evolves over the course of the year on an average basis. Obviously, any given quarter also has some impact from the quarter end number in there. So the best thing to do is just look at some of the numbers that Alberto just gave you with respect to the percentage of our costs that are real denominated and what the benefit then should be there under different exchange rate scenarios and in thinking through the farmer economics the way that Alberto highlighted them as well.

Ken Zaslow: In terms of the CPO deal, what’s happening with that? Do you need to sweeten the offer? How do you see that plays out?

Alberto Weisser: We are working actively towards closing the deal. We have a significant amount of integration work. I’m excited about it. I think it is — we are seeing more and more opportunities. We are seeing this is clearly transformational for both of us and there is more opportunities for growth than I thought. I think the strategic rationale is logic. We are working towards it. I am optimistic.

Ken Zaslow: You think the deal actually closes?

Alberto Weisser: I think so.

Ken Zaslow: And the CPO shareholders you think will be fine with it?

Alberto Weisser: I think so. This is a merger, Ken. I think the current stock prices are completely disconnected with the reality. If I think about, we are going to make close to $12 EPS this year and when I look at next year we talked about the baseline, this is a baseline. So when I look at the next year, we are not ready yet to make guidelines, but I see some good upside there and I look at our stock price, this is a PE of 3 or 4, this is not realistic. Even when we went public it was 10. No one knew us and it was 10.

So that is why I like the concept the way we structured the deal. It’s a merger. All the upside is for both shareholders. Corn Products shareholders are going to own 21% of the new company so everything we will do is for the benefit of them. So the current stock price obviously is irritating but does not give any sign of the value of the two companies.

Ken Zaslow: And why don’t you buy back stock and then I’ll go back into the queue. If you’re so irritated by the stock price how come — you’re flush with cash, why not just buy back your stock? It’s a good investment.

Alberto Weisser: I’m not irritated with the stock. I look at it — I’m frustrated. Let’s say it like that. But Jackie why don’t you tell our thought on buying back stock?

Jackie Fouse: Well, Ken, obviously we look at all of the investment alternatives that we have at any point in time and whether it’s CapEx or investing in working capital or M&A or potentially financially oriented things like buying back shares. But I think one has to put into perspective the fact that we’re managing this business for the long-term. Those investment decisions need to be long-term decisions based on the economic value added and the returns that we expect to generate in perpetuity, basically.

In the current environment we just need to keep that in mind. We need to keep in mind the need to balance liquidity concerns given the volatility that we’ve seen and our expectation for how the credit markets are going to function over the coming months and even year or so. So we’re looking at all of that and we’ll balance all those considerations as we take those kinds of investment decisions.

Alberto Weisser: And you also have to remember, Ken, that we are seeing that this — we saw stress in the system as prices were going up and there’s probably even more stress as the prices are coming down. We have to keep our powder dry for perhaps some opportunistic moves we could do.

Ken Zaslow: At $34 it seems like opportunistic would be “buy your stock back” but I’ll get back in the queue.

Alberto Weisser: We’ll think about it. Don’t worry about that. So we have to debate and compare it with all kind of other things.

Ken Zaslow: Okay. I’ll get back in the queue.

Alberto Weisser: Thank you.

Operator: Robert Moskow, Credit Suisse.

Robert Moskow: Thank you. Another question on fertilizer. If your guidance for fourth quarter implies that you’ll get some of that foreign exchange loss back in the fourth quarter but not all of it. How much inventory are you sitting on right now and is it your view that there will be enough of a rebound here that you can get rid of or sell what you have or are you willing to sit on it even longer into 2009? Thank you.

Jackie Fouse: Let me start, Robert, and Alberto might want to jump in. As Alberto already spoke about, we do have a bit more inventory than we normally would have. Part of the reason for that comes back to us managing the credit exposure extremely carefully. So if it’s a question of trading off and maintaining margins — so if it’s a question of trading off the margin, we’d rather give up the volume right now to hold the margins and to make sure that we end up with the credit profile that we want to have on a go-forward basis, as well.

So with that in mind, we have maintained the guidance and are looking at the quarter with a view that even with somewhat lower volumes than we might have previously expected, we still expect to recover a significant amount of that currency. We are seeing the ability to do that in the pricing and we’ve seen that throughout the month of October. It’s a very dynamic process but we’re not counting on getting all of it back because we do have a bit more inventory than normal and so we know it’s going to take a little bit longer to move that inventory.

Alberto Weisser: I would add that this excess inventory is perhaps one month more than usual. Instead of four months we might have five. But it doesn’t worry us because most of these products are important type of products and anyway are for the season, for the corn, for the sugar cane, for coffee, so this is good value we are sitting on, bought at good prices. So it is not too much.

Jackie Fouse: The current inventory cost is a very important point. It’s quite good for us given where international prices are so we’re very comfortable with that. If it takes us a little bit longer to move it and we’re maintaining the margins, that’s absolutely fine.

Robert Moskow: Can I ask one follow-up question? Alberto, you started your remarks by saying that emerging markets are in better shape than they have been historically and I guess what you’re saying is that it can withstand these economic crises better than they have in the past and protein consumption remains high, I imagine, or grain consumption does.

We just did a little bit of work on financial crises in Asia and Russia in the late 90’s and we noticed one to two years of declines in protein consumption in those countries and I’m wondering what — that clearly isn’t your view but could that be a scenario that could come around for the next couple of years and, if so, what does it mean for demand for your oilseeds? Couldn’t it be much lower than 2%?

Alberto Weisser: I don’t think so, Rob, because we have to also remember that look at this year where we were and extremely high soft commodity prices, very high freight costs, the freight costs are tremendous — have a tremendous impact in our selling the products around the world. You have to remember that much of the grain and soy proteins have to be shipped around the world so this has come down dramatically.

The freight cost, the Panamax is around $12,000 a day at the moment. They used to be $100,000 a day. So the commodity prices came down 30%, 40% so the products — the end product is cheaper and it moved. Now, is there going to be an impact on the global demand? Probably, yes. We have seen it in the U.S. We have seen it a little bit in Europe. We are not seeing it in Asia. Our estimates for growth in Asia continues to be in the 6%, 7% area of grain and proteins.

We have seen, now, 28 years in a row of growth in oilseed consumption, come crisis, go crisis, you know, this is very basic stuff. You might see a little bit of reduction in protein in the meat area here and there but the meal, I don’t remember when we had - since I’m with Bunge 15 years - we only had one year where I remember where it was flat in 2003 where we had these issues in Europe and with — I don’t know. It doesn’t matter.

I am confident. We just traveled around South America, Asia and there will be a little bit less growth. There will be some impact but I don’t think we’re going to see a negative number in meal and oil consumption next year, in grain, meal and oil.

Jackie Fouse: Rob, you specifically mentioned Russia but I lived through that late 90’s crisis in the consumer packaged goods industry very directly and the drivers for the crisis at that time were different, as well, and the whole situation in that particular country was different. So I think you have to sort of look at each crisis and what the elements were driving it and the particular larger countries’ situations at the time when you think about what’s going on today, too.

Robert Moskow: I think that’s true, but the current crisis could be worse. We don’t know.

Jackie Fouse: Yes. Maybe from a financial standpoint, but different energy prices are still different today than they were in 1998 and even though they’ve come off their highs and so on and so forth, just something to think through.

Alberto Weisser: You know, you’re right. We have to think about it. But that’s the beauty of our business model. If there’s going to be less demand so how much is that - 1%, 2%? So we will adjust ourselves. When you think about what we had to do, we probably cut 75% of our costs in Brazil over the last ten years. We would be able to do that.

We have to remember at the same time that normally is down trading you might have less consumption of the more expensive proteins and you have less cattle, less beef, less lamb and so on but it ends up being more chicken and chicken is a very high consumption of grain.

Also — I’m confident, Rob.

Robert Moskow: Very good. Thank you very much.

Alberto Weisser: You’re welcome.

Operator: David Driscoll, Citi Investment Research.

David Driscoll: I wanted to start off by asking you a little question here about guidance. I really want to understand, Alberto, what’s changed. So you have, from the way I look at the guidance, a $0.30 reduction in your ongoing EPS guidance meaning that you “maintained” guidance but the one-time items were up $0.30 thus the ongoing number is down.

Can you talk about why that has happened and in particular which division is really the culprit here?

Alberto Weisser: Dave, talking about the future is always difficult so when I think about where we will end at $1.6 billion net income, which is a dramatic increase over last year, I feel very good about it.

Now when we talk about estimates, $100 million in one or the other direction I think that is — I find it very hard to get it so precise.

Now what has changed, I think what is a little bit different than when we had talked to you before, is we had some signs of a little bit slower demand and so we had thought about it. We have perhaps built a little bit of a cushion into our guidance and so — but it’s probably a little bit more. And we see some shift from third quarter. Some of them wasn’t more in the second quarter than we thought. It was also some shift into the fourth quarter. So I would say, overall I would feel that the demand is a little bit weaker than we thought.

Jackie Fouse: Dave, obviously your math is correct. So that’s just reflecting the things that Alberto has just spoken about and the fact that we want to be a little bit careful with respect to Q4 even though I think if you come back to what the implied Q4 EPS number is, it’s a very solid quarter that we expect, but given the uncertainty with the timing of the recovery of currency impact, and some things like that, and we’re just watching the environment as the harvest plays out in the northern hemisphere and so and on forth. We’re being a little bit careful about the quarter but we think it’s going to be a good quarter. And that’s reflected in the maintenance of the guidance where it is despite the $0.30 one timer in Q3.

David Driscoll: Jackie, in slide 12 of your presentation you talked about the average EPS growth of 10% to 12%. I got the sense that you were trying to suggest that 2009 would grow at that rate over your ‘08 numbers. Is that what you were aiming to do and, if not, what’s your comments on ‘09 right now?

Jackie Fouse: I will give our ‘09 specific guidance with good quantification around that and the assumptions behind it as usual when we have the full year results announcement.

What I wanted to do is just highlight how the business model has performed with respect to returns in the past, our expectation for that baseline performance in the future, how that links to EPS and the fact that we are maintaining a long-term view that we can produce average EPS growth of 10% to 12% on that baseline. That’s what I’m trying to highlight because it feels like the current market environment has a little bit lost sight of the fundamentals of the business model of what our long-term performance should look like.

Alberto Weisser: And, Dave, let me give you a flavor. This idea of, in Jackie’s presentation, about giving you the ROIC is — in this market at the moment where people are having some doubts about where the business is going. This is another reference. And, obviously, this is a combination of — we have many businesses inside Bunge. We have officially four segments. But below this there are many segments and each of these segments has their own baseline.

But if I look over the next — in the mid-term future — ‘09, ‘10, I think we should be doing quite well because food milling, edible oils, agribusiness should more or less be in their own baseline and fertilizer should be doing better. The fundamentals continue to be positive for strong prices both on potash and on phosphate. The demand is there. So, until the new mines come up on stream, we are going to have a solid picture there.

And we have a new component that we have not factored in there in all of this, which is the weaker currencies. We’ve talked about the weaker real and also it will help us, the weaker euro. You have to remember we have, by now already, 25% of our business in agribusiness is already in Europe and softseed and soybeans and sunflower with the new plants up and running there’s going to be some upside there.

David Driscoll: So at the sake of being completely repetitive here, what you’re saying is that your ‘08 baseline at $7.50, Alberto, you feel the future is better than that, you’re ongoing guidance is for 10% to 12%, thus even though you’re not giving ‘09 guidance you sort of are because you are saying that the $7.50 times the 10% to 12% should be at least one thesis on why these numbers should pencil out into something better than that in 2009 although you feel the general environment is better. Did I summarize your comments right?

Alberto Weisser: I will leave it at that. The only thing I will say is keep it as a flavor and we will give you in January — we do this very, very careful, very serious, we are in the final phase of our budget process. The markets are moving all over the place but I give you a little bit of a flavor of how we are feeling. And so there are different moving parts.

We have been accused of being conservative so that’s why we introduced, also, the concept of baseline. So I think this is important to see our business model is based on nearly $15 billion of assets in 500 facilities with 25,000 employees working. We have to remind everybody, this is a sum of many, many small parts that have to work together and we think about all the time return on invested capital. So if there are years where we can perform very well, like in ‘08, and we feel good about ‘09, that’s good. But you will get the guidance in January ‘09.

David Driscoll: Do I have time for one more question?

Alberto Weisser: Yes.

David Driscoll: Thank you, Alberto. What’s happening with current local prices for wholesale phosphate in Brazil and, if you could frame that up both sequentially last quarter and year-over-year, I think that would be helpful and I’m sure I want to have a follow-up right here on this particular point. But I think it’s fairly critical.

Alberto Weisser: I will refer you to — perhaps Mark can help you later. The only thing I know exactly, Dave, is that what is important for us is, is the input parity working? Are we being able to charge the international prices? And the answer is yes. So even with the higher devaluation I think it is important. But Mark, perhaps you can either add something or talk to Dave later?

Mark Haden: Yes. I’ll catch up with him later.

Alberto Weisser: Yes.

David Driscoll: Alberto, so my follow-up on this would be kind of two points. First off, you’ve made a strong argument here that the devaluation is good for farmers. Then later in your comments you said that your own expectations would not necessarily assume that the devaluation that has happened recently would — that the real/dollar exchange rate would be maintained at these prices.

I would completely come with a totally different conclusion than you come with that a devaluation at this point in the planting season at Brazil is very bad. It raises the input costs to the farmers and the farmer has no true expectation that they’ll be able to receive the theoretical value for soybeans come April of next year.

So if you, in fact, have an appreciation of the currency from now until April, it’s the worst of all worlds. Your input costs went up as the farmer in Brazil and then your bean price goes down when you look at the revenue computation. So your break-even analysis, it is critical that it assumes that the real/dollar exchange rate stays constant. But then later you said you didn’t think it would. So can you help me match up these comments and why do you think that this is so positive for the farmer today?

Alberto Weisser: Because the — most of the farmers when they buy the inputs they are ready-sell, they are ready-fix the sale of the grain. So they don’t — some of them do speculate but most lock in their margins by buying and selling.

Now there is, obviously, the risks you are saying that some of the farmers might be buying now the ingredients at these high prices and the real will get stronger again next year and then they might be in trouble like they had before. And that’s probably one of the reasons the volume is down so some farmers don’t — won’t take the risk. So those who are moving are going to make good money because they are locking in their margins and the margins have expanded for them.

David Driscoll: Great. Thank you very much.

Alberto Weisser: You’re welcome.

Operator: Diane Geissler, Merrill Lynch.

Diane Geissler: Just to follow-up on the CPO, what is the contingency plan if the CPO shareholders vote no? I appreciate your comments about as you’ve worked through the transition process you’ve become more and more enthusiastic about the opportunities that the transaction involves for you but you existed for 100 years without a corn wet milling business. So can you just talk about what would be the contingency there if you get a no vote from CPO?

Alberto Weisser: We have lived alone for 190 years, Diane, so we are from 1818. Not me but the Company. I’d feel very comfortable about it. I think these markets are all over the place. It will work out fine right.

Now, having said that, Bunge is in the best position ever, I think, when you take a look at our record earnings this year after already a good year last year, the highest level of capitalization we’ve ever had, the highest position in liquidity. I think we are in oilseeds and grains and fertilizer we are very well positioned. I probably never felt so good about where we are. So we are ready for — we are prepared for any of the scenarios so we feel very strong. But I’m optimistic it will all come together.

Diane Geissler: And just on the point of your capitalization, Jackie, I think I might have missed it. You said that you had successfully refinanced the bonds that are due in December. Was that a term loan?

Jackie Fouse: What happened during the quarter is we raised a couple of three-year term loan facilities. They add up to $570 million and we’re considering that to basically go against the bond maturity in December. So that’s new money that we raised during the third quarter so that the bond maturity in December can come from there and it doesn’t have to come from someplace else.

Diane Geissler: Perfect. I appreciate that. And then just a question on the sugar mill, you talked a little bit about it in your press release and in your commentary, what you’re doing there through your JVs. Can you talk about — how much have you invested in the various pieces? You may not want to talk about it individually but can you give us an idea about the investment in that business and then should I assume that your ROIC targets that you’ve given in your presentation today would be applicable to that and that’s how we should think about what kind of returns that investment will have over the next two to three years?

Alberto Weisser: I don’t have the exact numbers here, Diane, but to give you an idea, probably each of these mill once it is all up and running with the $4 million Tom said, we want to have — it’s something like $300 million to $350 million. Obviously, we have bought some of them on the early stage, one of them is a greenfield and we have our agreement with Itochu obviously is good for both. There is some entry payment they made but it’s at the very beginning. It is much more about investing together.

So I think we are very excited to be working with Itochu because we have been working with them in Asia and Japan and it’s a very important way also to export ethanol into that market.

The returns, we see them positive. Obviously with the weaker real they improve. And I don’t know exactly how your question was in terms of return on investments on sugar.

Diane Geissler: Well, I’m presuming that the hurdle rate you used with regard to investments in sugar-based ethanol or whatever else you are doing in sugar, the commodity itself, would be similar to your consolidated return targets. And I guess my question is really what is the timing on those? When would you expect these assets to start generating?

Alberto Weisser: Well, hurdle rate is higher than — our hurdle rates normally are higher. These are more risky countries. There is also — the hurdle rates are higher. They are normally higher. But in terms of — it takes us probably four years until we have built it out completely and first the two brownfields we have - we call it brownfield because we already bought something which is 1 million, 1.5 million tons.

First off it’s only ethanol but soon we will be building the crystallization facilities also for sugar and the cogeneration turbines. Each of these mills have a 70 megawatt cogeneration turbine to sell for eight months electricity to the grid. So these are all mitigating factors, so there are really three components of it. It’s the sugar, the ethanol and the electricity to it. So the returns because it takes four years until you completely build it out, but I think the normal type of paybacks are some of our other businesses.

Diane Geissler: Great. Thank you.

Alberto Weisser: Thank you.

Operator: Vincent Andrews, Morgan Stanley.

Vincent Andrews: I’m just going to ask you to clarify for me because I’m not clear. You’ve thrown out that $7.50 is your baseline earnings and we all know what guidance is for this year and at one point, Alberto, you said you saw good growth going into next year. I just can’t tell whether that’s off — whether you mean that’s off of - and I’m not asking you for guidance or how much things are going to go up or down next year - I just want to understand whether you’re talking about things looking good off of $7.50 or off of the guidance for ‘08?

Alberto Weisser: I was talking about the baseline, the $7.50, and I was giving some flavor how we feel about the future for all the three segment lines. I was talking off the $7.50 and we really don’t know because we are finalizing our budget for next year but I was giving - I know it is a little bit frustrating for you but that’s the way it is - but we are in the process, where either I’m optimistic about ‘09, ‘10 because it’s either baseline or up. But it’s too early to tell you where exactly we’ll be.

Vincent Andrews: That clears that up. And I just wanted to ask you on fertilizer, we’ve seen sulfur which is obviously one of your key inputs. That price has come down materially and I believe you contracted from October until April and then April until October. Have you recontracted your sulfur costs yet?

Jackie Fouse: We have done - it’s Jackie - we have done most of those however we’ve shortened the terms of the contracts on a lot of it to three months from six.

Vincent Andrews: Is that because you have an expectation the price is going to go lower from where you were able to contract?

Jackie Fouse: Potentially.

Vincent Andrews: And so I guess my point would be that it seems like with the real moving in your favor, your input costs coming down and you’re saying you’re still getting the U.S. phosphate price, which has come down somewhat, does that all net out to your margins in fertilizer being about the same or potentially even better?

Alberto Weisser: Yes. It could.

Vincent Andrews: Great. And then obviously the offset would be that your volume’s going to be weaker in the fourth quarter and that we don’t know what volume will look like next year. Is that —?

Alberto Weisser: Exactly.

Jackie Fouse: That’s correct.

Alberto Weisser: We learned from ‘05, we are much more careful on credit.

Vincent Andrews: And I think I had one other thing left here which was — no, that’s it. I’ll follow-up with Mark later if I have anything else.

Alberto Weisser: Thank you.

Vincent Andrews: Thanks, guys.

Operator: Chris Bledsoe, Barclays.

Chris Bledsoe: If I think about where the stock is trading here and try to get into the market’s head, if I can, and maybe kind of backing into what the market is thinking right now for an ongoing earnings number for Bunge, if I were to just kind of apply maybe a historical 10 or 11 time multiple I’d basically be backing into a number that says the market thinks that your ongoing earnings is kind of in the $3.50 range which would put you all the way back to 2003 earnings levels. To me that seems pretty severe and clearly you agree.

Alberto Weisser: I think it’s nuts. Yes.

Chris Bledsoe: And I think if you’re thinking about an ongoing earnings number or a baseline EPS number closer to $7.50, I guess my question would really be you’re basically doubling what the market is implying. What type of other investment projects could you envision giving you better than 100% return?

Alberto Weisser: We think about that, also.

Jackie Fouse: I obviously have to agree with the math but that 100% return would be —

Alberto Weisser: One time.

Jackie Fouse: — a one time or in some fairly short time horizon. I mean, for me it’s — I understand it. Which is why, as I said, we analyze all of our investment opportunities and we’ll balance all the considerations and I’ll leave it at that for right now.

But when we’re thinking about our core business and CapEx spending, for that matter or core working capital volume growth and that being an investment, how we look at M&A projects and Alberto mentioned in the current environment, potential opportunities, also because of depressed evaluations to maybe have some attractive things there. Liquidity given the current —

But when we look at all the investment opportunities all those other things have a very, very, very long time horizon and a share repurchase decision is a different decision. It’s partly related to capital structure but it’s partly related to, especially right now the way people are looking at it, a short-term return consideration. So we’re just thinking all of that through. We don’t want to make a decision for the wrong reason.

Alberto Weisser: And try to understand also could not anyway not do it now before the special shareholder meeting of Bunge and Corn Products so we could not do it now anyway.

Chris Bledsoe: And then just as a follow-up, the ROIC number that you gave on slide 11 and then also some of the input you gave on slide seven, I appreciate that and it’s all very helpful. What I have a more difficult time with is the 2001 to 2007 period. For the most part during that period you’re generally talking about an era of inflation across the grain complex and you’re talking about an era of, until more recently, CapEx spending in the industry on the decline. And so I guess I have a hard time understanding why if today’s environment is characterized by deflation and CapEx spending across the ag-space is at peak levels in terms of expansionary spending why wouldn’t there be a risk to that 10% or so type of baseline ROIC?

Alberto Weisser: I would argue a little bit differently, Chris. If you look at the past, ‘03, it was an inflationary environment and ‘04 was deflationary. And just to see it, we made more money in ‘04 than ‘03. We generally make money with prices up, down, flat. The high prices are good for farmers, low prices are good for end customers. We are in the middle of it. It’s a little bit different for fertilizer where we need the farmers to have enough high prices so that they can operate. So we are really looking at it in an environment of - it doesn’t matter how it is. That’s the way we build our business model.

I would argue that over the years this industry has become more rational, more disciplined, and the last time we had a little bit higher expansion of CapEx, the [need it] was in the beginning of ‘06 and we saw that in, before ‘06, so the beginning of ‘06 we had lower margins because of the excess production in Argentina. That was the last time we had too much CapEx. I’m talking now about oilseed.

When I look around the world, the market is digesting the new plant we have in Indiana, in Claypool, some of the expansions we have. And we have, ourselves, adjusted it and had longer down time for maintenance. So I believe that from the CapEx side in the area of oilseeds and fertilizer and grain, I’m very comfortable. It is less fragmented, more rational and there is not too much excess capacity. So that is one area I am not worried.

Jackie Fouse: I think you’ve also noticed over the last few years us growing our CapEx spend in the lesser developed markets relatively more than in the developed markets. So you could even continue to see quite a focus on maintaining the right level of capacity utilization and even some tweaks in the network in developed countries to address capacity issues as well. But continued expansion for sure and at higher rates outside in the emerging markets. As you’ve seen this too, in Eastern Europe and Asia and those trends will continue.

Chris Bledsoe: So I guess if investors’ concerns are that you are building for a global sort of growth trend or off of a base — you’re building capacity off of a base that represented sort of global demand, that is perhaps at risk, if that’s investors’ concern, it’s really I guess simply your response would be that it’s not your view that global demand will slow or will reverse. Is that fair?

Alberto Weisser: Absolutely. When you think about — let’s take this USDA scenario for next year, 2% growth of soybean meal and 4% of oil. So there is no new plant. All the plants that we need, they are existing now so there is no new plant going to be up next year. So there is already going to be additional demand so you will see capacity utilization going up next year.

If it goes back, as we expect it, to a 5% growth rate the year after you need 10 million tons a year of oilseeds, so 10 million tons of oilseeds means one or two additional crushing plants. So we are very comfortable with that scenario.

Also, when you think about the expansions we are doing in the sugar mills, if you just look at the domestic demands of Brazil and the growth in sugar worldwide, the world will need between 250 and 300 additional sugar mills over the next seven, eight years. And so there are only 80 that are either being built or projected. So I also don’t see an issue there.

On the milling side you have seen all the investments we have done is to substitute the two Brazilian mills are — we shut down five and expanded two. So we rationalize efficiency movement.

Jackie Fouse: Upgrading.

Alberto Weisser: Upgrading. And we bought one from Cargill recently in Brazil. So this is all about consolidation. We are very, very, very careful.

In our business, I completely agree with you, too much capacity is problematic. So we are very, very focused on it.

Chris Bledsoe: And what you see across the industry doesn’t concern you at all either?

Alberto Weisser: Not at all.

Chris Bledsoe: Thank you very much.

Alberto Weisser: Thank you, Chris.

Operator: Christina McGlone.

Christina McGlone: Thanks for the follow-up question. Alberto, for a while the industry backed off on contracting forward with farmers to buy these. But now that commodity prices have come back, is that picking up again and back to normal?

Alberto Weisser: You’re talking the advance to farmers?

Christina McGlone: No.

Jackie Fouse: Forward.

Christina McGlone: Right, Mark, forward purchasing.

Jackie Fouse: It has come back some, especially in the U.S. We’re probably still not back to the same levels that we saw a year ago but it is coming back versus a very small forward book that we’ve had for the past few months.

Alberto Weisser: Okay, you mean the U.S. In the U.S., let’s say the limitations of the bigger players from a liquidity point of view and worry about margins call and that is much more — today it is much more the farmer is not so much interested than we not giving the opportunity.

Christina McGlone: And then what about Brazil? So you answered Driscoll that farmers today would buy the fertilizer and then they forward sell their beans to you. So is the industry willing to purchase those beans in Brazil?

Alberto Weisser: We are buying it from the farmers, right?

Christina McGlone: Okay.

Alberto Weisser: We are buying the beans from the farmers and we are going out to every farmer at the moment see, whoever didn’t sell it yet, sell it to us because this is a very attractive moment. So we are making sure those who have done locked into the margins that they are in good shape and those who didn’t do it, we are going after them to make sure that they do it now.

Christina McGlone: And then last question, your Russian plant is supposed to open the end of the month and things are chaotic there. How is that going? What’s the environment look like?

Alberto Weisser: I think — I don’t know what you mean with chaotic. I think where we are, things are fine. People are eating and they need more. We are going to inaugurate our plant at the end of the month in Voronezh. And I think we’re excited about it. It took much longer. We are a little bit ashamed but it’s our first plant in Russia so we learned. It’s running well. It’s in a test phase. We are quite happy about it. It’s in line with what we expected and should have a positive contribution next year. The same is valid for Ilyichevsk in Ukraine, as well.

Jackie Fouse: Yes. It’s already running, Christina. We just have the official ceremony on the 31st.

Christina McGlone: Thank you.

Alberto Weisser: Thank you.

Operator: David Driscoll.

David Driscoll: Thanks for taking the follow-up. Jackie, can you just give us a little bit of guidance here on the fourth quarter tax rate? I think you said you maintained the guidance but just given what’s happening with the real and the third quarter tax rate, I haven’t had a chance or enough time here to do the math, but just seems conceptually to me that the fourth quarter tax rate ought to be something similar to what the third quarter was.

Jackie Fouse: No. In fact, the — let me just kind of start from the beginning. So if you go back to June and think about the guidance that we gave in July and then the June actuals, at that time, given the mix of pre-tax profit that we had built in to the overall picture, that led to an effective tax rate that was on the higher end of the range, so closer to 28%. That was the number for the six months and it was what we expected, basically, for the full year, for the full year to come out to the higher end of the range.

What has changed a little bit has been we’re seeing for all the reasons that we’ve talked about throughout the call this morning with respect to the real weakness and the impact that that has on the translation of the profits and 1048 reserves and all that kind of thing, and some shift in the mix of income from higher tax jurisdictions like Brazil partly because of the fertilizer and largely because of that, I would say.

So we reevaluate that mix of income and we recalculate the numbers and we get an estimate for the full year towards the lower end of the range, so around the 24% and what happens is you make the adjustment to get to that year-to-date number in your nine months. Obviously that has an impact on the quarter because you have to make the adjustment in the quarter to get that full — that year-to-date number down and now it’s in line with what we would expect the full year to be based on the pre-tax income mix.

And then the only reason I mentioned this $15 million of Hungarian tax credit is not because $15 million is such a huge number but given the amount of income that we had in the third quarter, that $15 million does pull just a third quarter rate down several points when in the grand scheme of things for the full year, $15 million in the tax line wouldn’t mean very much. But it can in a quarter, like the third quarter, so that’s why I mentioned it.

Does that help?

David Driscoll: That was very helpful. Can you also give us your updated number for interest expense for ‘08?

Jackie Fouse: Yes. We may need to follow-up with you on that because you’ve seen the nine months number and obviously with the debt levels coming down there is a positive impact of that although, as you know, spreads have widened and so when we look at our all-in borrowing costs we have to kind of net those two things out. So if you don’t mind Mark and I coming back to you on that we’ll do that.

David Driscoll: I’d really appreciate that. Last question, Alberto, what’s your expectation for Brazilian soy acreage just percentage wise? In the last couple of calls you’ve commented on it but maybe I can get you to make a comment right now given we’re so close to the planting time.

Alberto Weisser: We don’t have any very good precise visibility because this is all happening now but more anecdotal estimates is that acreage will not expand but grain production, yes, because — or let’s say it differently. You will not have new acreage but you have some conversion of pasture in parts of the country closer to the coast.

So it’s — let’s say it differently. Acreage is between zero and 2%, 3% expansion, less then we expected before.

David Driscoll: Great. Thank you.

Alberto Weisser: And the comment about fertilizer being flat means that the implication is that perhaps there might be some issues on yield because some farmers might be skimping a little bit on it, so you have a smaller expansion of acreage but you might have a little bit less yield because some farmers are not going to use all the technology.

David Driscoll: Thank you very much.

Alberto Weisser: You’re welcome.

Operator: Ken Zaslow.

Ken Zaslow: Just wanted to follow-up. Alberto, can you compare this environment going forward to a historical time and how you operated in that period of time?

Alberto Weisser: That’s an interesting question. I would say it is a mixture of a couple of different moments. But let me say it in a little bit different way. We have had some moments before when there was temporary slow down on demand and that gives us the confidence that it’s a pause and so this will be picking up again, the demand. So we anecdotally see traveling around the world that the mood is much better than when you are in New York or when you are in Western Europe so that is one experience.

The fertilizer experience, we never had before. It’s a very solid environment and I think all of us underestimated how the emerging markets, the developing countries, the poor countries, had grown more and the diet has shifted to more consumption of protein. Not only meats but also eggs and dairy and things like that. So that is different.

I think what is similar is, and we went completely different approach to the Brazilian farm environment, and much more careful than the beginning of ‘05. And one way or the other, where I’m feeling good is that the Company is well structured and we are facing an environment of a weaker real and that is positive.

So, overall I feel quite good, Ken, where we are. Well positioned and — some issues with the demand short-term but overall the fundamentals are very, very strong. I don’t think we have had a similar year like this. Also, we have grown so much. When you think about it we are probably seven to eight times bigger than we were when we went public, then we had many more countries and many more regions so we didn’t have experience in that.

Ken Zaslow: Would you say that over the last two to three years you guys have had the real strengthening on you it created at least $300 million to $400 million of incremental costs. Is that a fair guesstimate?

Alberto Weisser: It is massive. It is massive when you think about it. I don’t even know anymore. Our guys are tired of so much cost cutting and adjustment. I’d like to give you the analysis of one of the companies, Bunge Alimentos, we have now 5,000 employees, we used to have 20,000 and we doubled our production over the last seven, eight years. That gives you an idea what it means.

So to finally have relief from the currency, it’s something important.

Ken Zaslow: Like $400 million or $500 million of importance or what is massive?

Alberto Weisser: Look, we don’t know exactly — let’s not get too excited about it. Our budget is going to be based on a strong real because the fundamentals of the country are good and the interest rate is high so we have to be careful. But anything above 165 is perfect and I think today it was at 250 or something like that.

Ken Zaslow: Great. I appreciate it.

Alberto Weisser: Thank you, Ken.

Operator: Mr. Haden, I’ll turn the conference back over to you for any closing comments.

Mark Haden: Sara, thank you very much. And thank you everyone for joining us today.

Operator: Ladies and gentlemen that does conclude today’s conference. We thank you for your participation. Have a great rest of your day.